

February 26, 2010

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

      Re: Exxon Mobil Corporation
               Registration Statement on Form S-4
               Filed February 1, 2010
               File No. 333-164620

Dear Mr. Mulva:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout

this letter to "you" or "your" refer to Exxon Mobil Corporation, XTO Energy Inc. or their respective affiliates, depending on the context.

2. We may have additional comments after reviewing Exxon Mobil Corporation's Form 10-K for the fiscal year ended December 31, 2009.

3. When you indicate that the XTO Energy board approved or recommended a measure, indicate whether that approval was unanimous other than any members that you indicate abstained.

4. Please monitor the need to provide updated financial information throughout your filing.

Summary

Interests of Certain Persons in the Merger, page 11

5. In the Summary section, please enhance your disclosure regarding the interests of the executive officers of XTO Energy and members of the XTO Energy board of directors that may be different from, or in addition to, the interests of XTO Energy stockholders generally. Provide quantitative information about the amount of the executive officers' and directors' interests.

Completion of the Merger is Subject to Certain Conditions, page 12

6. In the Summary section, please enhance your disclosure about the definition of "Material Adverse Effect" to explain the potential consequence of what you describe on page 78 as possible "changes to applicable laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of making illegal or commercially impracticable such hydraulic fracturing or similar processes." Consider adding a Risk Factor regarding this matter.

Risk Factors

Certain of XTO Energy's executive officers and directors have interests in the merger that may be different from your interests as a stockholder of XTO Energy, page 26

7. Please enhance your Risk Factor disclosure by providing quantitative information about the amount of the executive officers' and directors' interests.

The Merger

8.   Please provide us with copies of the XTO Energy board books.

Background of the Merger, page 39

9.   We note your discussion on page 43 of the reasons why Barclays Capital Inc. and Jefferies & Company, Inc. were selected to act as XTO Energy's financial advisors. Please advise us as to whether the process for selecting Jefferies included consideration of the potential conflict of interest due to Mr. Randall's position as a senior member of Jefferies.

10.   We note your discussion of "alternative strategic transactions," "certain recapitalization and other types of strategic transactions," "certain strategic alternatives available to XTO Energy," and "the prospects of a third party other than ExxonMobil being able to engage in an alternative strategic transaction." The disclosure indicates that XTO Energy considered these as possible alternatives to the merger; however, you do not provide details with regard to any of these alternatives. Expand your disclosure to indicate what other alternatives were considered and why, as well as when, it was determined not to pursue them.

11.   In the third full paragraph on page 40, you indicate that Mr. Tillerson "indicated that a key factor in considering a potential transaction between the companies would be retaining XTO Energy's senior executive officers while reducing the amounts potentially payable to them upon occurrence of such a transaction." Expand your discussion to briefly describe and quantify those amounts and explain how those terms were revised.   Indicate what consideration or revised terms these individuals agreed to in exchange for accepting these revisions – including consideration to be received from XTO Energy or ExxonMobil (such as revised employment agreements) – and identify which of the XTO Energy officers who engaged in the transaction discussions were subject to such arrangements. We note this matter was discussed at many of the XTO Energy board meetings as well as meetings between XTO Energy and ExxonMobil representatives.

12.   Identify the non-employee directors and explain why they met with representatives of Skadden on a number of occasions.   Describe the substance of those meetings to clarify the relevance of those meetings to the ultimate decision of the XTO Energy board to recommend that shareholders approve the merger.

13.   In your discussion of several meetings described in this section, you reference factors considered such as increasing competition in the U.S unconventional natural gas industry, potential factors affecting natural gas pricing and other

industry challenges, among other things. Rather than assume that shareholders share your perspective on these factors, provide more detail on the factors so that it is clear how they impacted the decision to propose the merger transaction.

14.   We note that you entered into a confidentiality agreement on October 13, 2009. With a view towards disclosure, advise us of any material non-public information that was provided to ExxonMobil or its representatives.

15.   In the discussion of the October 21, 2009 meeting of the XTO Energy board, you indicate that representatives of Skadden "reviewed certain legal matters….including the directors' fiduciary duties." Briefly summarize Skadden's presentation on this matter.

16.   Expand your description of the December 4, 2009 meeting of the XTO Energy board, to indicate the nature and extent of the "restrictions on XTO Energy's ability to provide information to and have discussions with a third party that makes a transaction proposal following signing of the merger agreement."

17.   Expand your discussion of the December 11, 2009 meeting between Messrs. Simpson and Tillerson to set forth in more detail Mr. Tillerson's "views on valuation of XTO Energy."

18.   Expand the first paragraph on page 48 to identify the members of the Compensation Committee. Indicate whether any of these individuals were subject to any of the items considered at that meeting and, if so, how such a conflict was addressed.

19.   Expand the third full paragraph on page 48 to indicate what compensation, if any, the non-employee directors received for waiving their rights to receive any payments under Outside Directors Severance Plan.

Opinion of XTO Energy's Financial Advisor, page 54

20.   We note your statement on page 64 that "In the past two years, Barclays Capital has performed only limited services for ExxonMobil for which Barclays Capital has received limited compensation." Please advise us as to the amount of the "limited compensation."

Net Asset Valuation Analysis, page 58

21. You indicate that this analysis was determined using a range of discount rates and four "commodity price scenarios." Provide more detail as to each of the four Cases, indicate the discount rates used and describe the linkage between the discount rate and each of the four Cases.

Comparable Company Analysis, page 58

22. Define the term "discretionary cash flow."

Discounted Cash Flow Analysis, page 61

23. Define "after-tax unlevered free cash flows."

Pro Forma Merger Consequences Analysis, page 62

24. Quantify this information to the extent practicable including the consensus estimates published by First Call.

Material U.S. Federal Income Tax Consequences of the Merger, page 66

25. We note your statement that "In the opinion of Davis Polk & Wardwell LLP, counsel to ExxonMobil, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to XTO Energy, the following is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders … of XTO Energy common stock [emphasis added]." Please revise this to state, if true, that the discussion that follows is the opinion of counsel; if that is not the case, and the discussion is merely a summary, provide the full opinions of counsel in Exhibits 8.1 and 8.2.

General, page 67

26. We note your statement that "Prior to the effective time of and as a closing condition to the merger, ExxonMobil will have received a written opinion from Davis Polk & Wardwell LLP, and XTO Energy will have received a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, both to the effect that for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Code [emphasis added]." However, the draft opinions of counsel in Exhibits 8.1 and 8.2 do not state that the merger will constitute a section 368(a) reorganization. Instead:

● the draft Davis Polk opinion in Exhibit 8.1 merely states that "we hereby confirm our opinion set forth in the discussion in the Proxy Statement / Prospectus under the heading "Material U.S. Federal Income Tax Consequences of the Merger"; and

● the Skadden opinion merely states that "the discussion set forth in the Proxy Statement / Prospectus under the heading 'Material U.S. Federal Income Tax Consequences of the Merger,' constitutes our opinion insofar as it sets forth United States federal income tax consequences of the Merger that are anticipated to be material under existing law."

Under the heading "Material U.S. Federal Income Tax Consequences," the following statement appears: "ExxonMobil and XTO Energy <u>intend</u> for the merger to qualify as a reorganization for U.S. federal income tax purposes [emphasis added]. …"

Please revise your disclosure and obtain revised opinions of counsel that address adequately the question of whether the merger will constitute a section 368(a) reorganization. Please note that executed opinions of counsel will need to be filed before effectiveness of the Form S-4.

<u>Congressional Subcommittee Hearing, page 71</u>

27.   We note your disclosure concerning the hearing and have read the statements of Mr. Tillerson and Mr. Simpson at the hearing, as well as a preliminary transcript of the hearing. Please monitor your need to update your disclosure if there are subsequent interactions with Congress, or if there are subsequent legislative or regulatory developments. Also consider whether any additional disclosure would be appropriate with regard to the issues discussed in the hearing. We may have further comments after reviewing your response.

<u>Treatment of XTO Energy Equity Awards, page 74</u>

28.   We note your statement that "Options with vesting conditions contingent on the achievement of specified <u>XTO Energy stock targets</u> will be adjusted based on the exchange ratio in the merger (rounded up to the nearest whole cent). Each converted option will remain subject to <u>the same terms and conditions (including vesting terms)</u> as were applicable to the XTO Energy option immediately prior to the completion of the merger … ." Since XTO Energy's stock will cease trading if the merger is completed, please (a) clarify what the "XTO Energy stock targets" are and (b) give illustrative examples of how they will be translated into vesting terms for the converted options (which will have become options to acquire ExxonMobil common stock).

<u>XTO Energy Restricted Stock and Performance Shares, page 75</u>

29.   We note your statement that "Each converted restricted stock award or
performance share award will remain subject to <u>the same terms, restrictions and
vesting schedules</u> as were applicable to the XTO Energy restricted stock award or
performance share award prior to the completion of the merger (with any vesting
conditions contingent on the achievement of specified <u>XTO Energy stock targets</u>
adjusted based on the exchange ratio in the merger, rounded up to the nearest
whole cent." Please (a) clarify what the "XTO Energy stock targets" are and (b)
give illustrative examples of how they will be translated into vesting terms for the
converted awards (which will have become ExxonMobil share awards).

<u>XTO Energy Named Executive Officers, page 90</u>

<u>2009 Annual Incentive Payments, page 93</u>

30.   We note your disclosure that "In March 2009, the compensation committee of the
XTO Energy board of directors determined that these bonuses would be paid in
March 2010. On December 31, 2009, as permitted by the merger agreement, the
Compensation Committee authorized and directed the payment of these bonuses
in December 2009." Please explain the reasons for this change in the timing of
payment.

<u>Relationship with Jefferies, page 96</u>

31.   We note that Jefferies & Company, Inc. will be paid $24 million if the merger is
completed. Please explain in greater detail, here and in the "Background of the
Merger" section, what services Jefferies provided.

<u>Exhibit 8.1 – Form of Opinion of Davis Polk & Wardwell LLP</u>

32.   See comments 24 and 25 above.

<u>Exhibit 8.2 – Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP</u>

33.   See comments 24 and 25 above.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director

cc: <u>via facsimile</u>
       George R. Bason, Jr., Esq. and Louis L. Goldberg, Esq.
           Davis Polk & Wardwell LLP
       Roger S. Aaron, Esq., Stephen F. Arcano, Esq. and Kenneth M. Wolff, Esq.
           Skadden, Arps, Slate, Meagher & Flom LLP